UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) February 14, 2008

Fresh Harvest Products, Inc.

(Exact Name of Registrant as Specified in Its Charter)

New Jersey

(State or Other Jurisdiction of Incorporation)

000-24189	33-1130446
(Commission File Number)	(IRS Employer Identification No.)
280 Madison Ave, Suite 1005 New York, NY 10016	10016
(Address of Principal Executive Offices)	(Zip Code)

(212) 889-5904

(Registrant's Telephone Number, Including Area Code)

NA

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The information in this Current Report under this Item 2.02 and in the accompanying exhibit is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On February 19, 2008, Fresh Harvest Products, Inc. ("Fresh Harvest" or the "Company") issued a press release announcing financial results for the quarter and year ended October 31, 2007. A copy of this press release is furnished herewith as Exhibit 99.1.

ITEM 3.02   UNREGISTERED SALES OF EQUITY SECURITIES.

ITEM 5.01   CHANGES IN CONTROL OF REGISTRANT.

On February 14, 2008, the Company issued a total 5,903,697 shares of its common stock to four convertible Noteholders (the "Noteholders"), to an employee (pursuant to his employment contract) and to a financial consultant (pursuant to its consulting contract). Each of the Noteholders converted all or a portion of the debt owed to them into restricted common shares of Fresh Harvest. As a result of the issuance of the shares to the Noteholders, the Company reduced its total liabilities by $318,925. Each of the convertible loan agreements provide for the loans to be converted at the lenders' sole discretion.

The securities were issued in transactions exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2).

With the issuance of these shares, Illuminate's percent of outstanding shares decreased from 51.00% to 43.74%, and Arthur Friedman's percentage increased from 4.13% to 14.79%. Mr. Friedman was one of the Noteholders.

The following table sets forth security ownership information as of the close of business on February 14, 2008. Unless otherwise indicated, the address of the beneficial owner below is that of the company.

Title of Class	Name and address of beneficial owner	Number of Shares beneficially owned (1)	Percent of class (2)
Shares of common stock	**Michael Jordan Friedman** (3)	5,720,307	14.53%
Shares of common stock	**Dominick Cingari** (3) (7)	2,600,000	6.60%
Shares of common stock	**Jay Odintz** (4)	400,000	1.02%
Shares of common stock	**Richard J. Verdiramo** (4) (5) 3163 Kennedy Boulevard Jersey City New Jersey 0730	-0-	0.00%
Shares of common stock	**Marcia Roberts** (6)	2,450,000	6.22%
Shares of common stock	**Arthur Friedman** (9) (10)	5,854,000	14.79%
Shares of common stock	**Illuminate, Inc.** (5) 3163 Kennedy Boulevard	17,074,000	43.74%

Jersey City New Jersey 0730

Shares of common stock	**All officers and directors as a Group** (four) (8)	8,720,307	22.15%

_____

(1) Except for Arthur Friedman, the listed beneficial owner has no right to acquire any shares within 60 days of the date of this Report from options, warrants, rights, conversion privileges or similar obligations.

(2) Based on 39,372,125 shares of common stock issued and outstanding as of the close of business on February 14, 2008.

(3) Officer and Director.

(4) Director only.

(5) Richard Verdiramo is the son of the principal shareholder of Illuminate, Inc., which is one of our principal shareholders. Richard Verdiramo denies any beneficial, dispositive, voting or equitable interest in the shares owned by Illuminati, Inc. We are involved with in a lawsuit with Illuminati, Inc.

(6) Marcia Roberts is the mother of our president and chairman of the board, Michael Jordan Friedman, and the wife of another principal shareholder, Arthur Friedman. Each of them denies beneficial, dispositive, voting or equitable interest in each others' stock.

(7) These shares do not include 131,170 shares held by members of his family including 75,000 held by his father Salvatore J. Cingari, a member of our advisory board. Dominick Cingari denies any beneficial, dispositive, voting or equitable interest in the shares owned by his family members.

(8) Not included in this Group are the two administrative (non-executive) officers who together own an additional 350,000 shares of common stock and the five members of our advisory board who together own an additional 435,000 shares of common stock

(9) Arthur Friedman is the father of our president and chairman of the board, Michael Jordan Friedman, and the husband of another principal shareholder, Marcia Roberts. Each of them denies beneficial, dispositive, voting or equitable interest in each others' stock.

(10) On February 14, 2008, this shareholder converted a portion (i. e. $250,000) of his February 11, 2008 convertible promissory note into 5,000,000 shares of the Company's common stock. A copy of this convertible promissory note is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number	Description
10.1	February 11, 2008 Convertible Promissory Note between Fresh Harvest Products, Inc. (borrower) and Arthur Friedman (lender)
99.1	February 19, 2008 Press Release.

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Harvest Products, Inc.

By: /s/ Michael Jordan Friedman

Date: February 19, 2008

Michael Jordan Friedman
President, Chief Executive Officer and Chairman of the
Board of Directors

Exhibit 10.1

FRESH HARVEST PRODUCTS, INC.

THIS NOTE AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

CONVERTIBLE PROMISSORY NOTE

Date: February 11, 2008

Amount $692,028

This Promissory Note Agreement (this "Agreement") is made and entered into as of February 11, 2008 by and among Fresh Harvest Products, Inc. (hereafter "Fresh Harvest" or "Borrower"), a New Jersey corporation, with its principal office located at 280 Madison Avenue Suite 1005 New York, New York 10016 and Arthur Friedman, an individual (s) Lender (hereafter "Lender") located at 30 Beverly Road, Great Neck, NY 11021, with reference to the following facts:

The principal of this note (the "Note") as of October 31, 2007 is $692,028 (six hundred ninety two thousand and twenty eight dollars) and is currently outstanding and due to Lender by Borrower. This shall bear interest on the unpaid balance thereof at a rate per annum of 4% beginning at the signing of this Note. The Note shall have a Term of 24 months.

At Lender's sole discretion, this Note, or a portion thereof, may be converted into shares of Fresh Harvest Products, Inc. Restricted Common Stock (the "Shares") at the conversion rate of $0.05 per share. The Lender shall exercise this option by written notice to the Borrower on the date of conversion. The Company shall include the Shares if and when converted, in its next registration statement in its Form SB-2 or any other equivalent form.

All shares of Common Stock issued upon conversion provision referred to above (unless registered under the Act) shall be stamped or imprinted with a legend in substantially the following form:

"THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. NO SALE OR DISPOSITION MAY BE EFFECTED WITHOUT (i) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, (ii) AN OPINION OF COUNSEL FOR THE HOLDER , REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED, (iii) RECEIPT OF A NO-ACTION LETTER FROM THE APPROPRIATE GOVERNMENTAL AUTHORITIES, OR OTHERWISE COMPLYING WITH THE CONVERSION PROVISIONS OF THIS NOTE WHICH THESE SECURITIES WERE ISSUED, DIRECTLY OR INDIRECTLY."

It is understood and agreed that the occurrence of any one or more of the following events shall constitute a default under this Note: (A) the failure to pay or perform any obligations, liabilities, or indebtedness of Borrower to Lender under this Note, a proceeding being filed by or commenced against Borrower for dissolution or liquidation, or Borrower of this Note voluntarily or involuntarily terminating or dissolving or being terminated or dissolved, or the sale of all or substantially all of the assets of any of the Borrower of this Note; (C) the failure of Borrower to pay when due the principal (D) insolvency of, business failure of, the appointment of a custodian, trustee, liquidator, or receiver for or for any of the property of, or an assignment for the benefit of creditors by or the filing of a petition under bankruptcy, insolvency, or debtor's relief law, or for any readjustment of indebtedness, composition, or extension by or against any Borrower of this Note; (E) Lender determining that any representation or warranty made by Borrower of this Note to Lender is, or was at the time made, untrue or materially misleading .

Upon the occurrence of any such default, the Note shall begin to accrue interest at the rate of 10% per annum on the entire unpaid principal balance of this Note. Failure of the holder of this Note to exercise any of its rights and remedies shall not constitute a waiver of the right to exercise the same at that or any other time. All rights and remedies of the holder for default under this Note shall be cumulative to the greatest extent permitted by law. If there is any default under this Note, and this note is placed in the hands of an attorney for collection, or is collected through any court, including any bankruptcy court, Borrower promise to pay to the holder hereof its reasonable attorney fees and court costs incurred in collecting or attempting to collect or securing or attempting to secure this Note provided the same is legally allowed by the laws of New York or any state where the collateral or part thereof is situated.

If any one or more of the provisions of this Note, or the applicability of any such provision to a specific situation, shall be held invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of this Note and all other applications of any such provision shall not be affected thereby. In the event such provision(s) cannot be modified to make it or them enforceable, the invalidity or unenforceability of any such provision(s) of this Note shall not impair the validity or enforceability of any other provision of this Note.

This note has been delivered in, and shall be governed by and construed in accordance with the laws of New York.

Lender



Arthur Friedman

Borrower
Fresh Harvest Products, Inc.



Michael Jordan Friedman
Pres / CEO

EXHIBIT TABLE:

Exhibit A   NOTICE OF CONVERSION

Exhibit B   INVESTMENT REPRESENTATION STATEMENT

Exhibit 99.1

EXHIBIT 99.1   **February 19, 2008 Press Release**

Fresh Harvest Products, Inc. Reports 2007 Fiscal Year End Earnings Results

New York, NY February 19, 2008 /PRNewswire-FirstCall/ -- Fresh Harvest Products, Inc. (OTC BB: FRHV.OB) reported its financial results for the full year ended October 31st, 2007.   Revenues for the year ended October 31, 2007 were $296,005 as compared to $177,567 for the year ended 2006, an increase of $118,438. The operating loss for the full year was ($1,065,765) versus an operating loss of ($1,028,802) for the same period in 2006.

"Our increased revenues can be attributed to management expanding market penetration and growing sales throughout different channels," states Michael J. Friedman, Chief Executive Officer, "while losses were due to expenses incurred in investing in our operation in preparation for the growth we expect to achieve in 2008."

"We believe that in 2007 we built the foundation for the future by purchasing assets, expanding promotion and marketing activities, and increasing personnel. Management intends to continue to increase revenues and earnings, and ultimately, increase shareholder value. Management intends on working with our Creditors on restructuring the balance sheet and substantially decreasing our debt to allow us to raise capital to further grow and expand."   The Company continues to expand its distribution network throughout the United States.

About Fresh Harvest Products, Inc.

Fresh Harvest Products, Inc. sells, markets and distributes natural and organic food products and beverages. Under the Wings of Nature™ brand name, Fresh Harvest offers a line of organic snack products, which primarily include health bars, coffee bars, tortilla chips and salsa.   In addition, Fresh Harvest provides a grocery product line which includes several varieties of whole bean and ground coffees, olive oil and beverages. The Company sells its products to natural food distributors and stores, specialty supermarkets and mass market retailers. Fresh Harvest Products, Inc. was founded in 2003 and is headquartered in New York City. Additional information is available at www.freshharvestproducts.com.

Safe Harbor Statement

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties.

When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Fresh Harvest Products, Inc., or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's periodic reports and other filings made with the U.S. Securities and Exchange Commission, including its Annual Report for the year ending October 31, 2006 filed on Form 10KSB. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or for any other reason.